TransAlta announces sale of Mexican business

CALGARY, Alberta – February 20, 2008. TransAlta Corporation (TSX: TA; NYSE: TAC) today announced it has signed a purchase and sale agreement (PSA) with InterGen Global Ventures B.V. “InterGen” pursuant to which InterGen agrees to pay TransAlta USD$303.5 million in cash for its Mexican assets. The sale is accretive to earnings.

The PSA includes a 252 megawatt (MW) gas/diesel combined cycle gas plant in Campeche, a 259 MW combined cycle gas plant in Chihuahua and all associated commercial arrangements.  As part of the agreement, InterGen will retain all of TransAlta Mexico S.A. de C.V.’s assets, ensuring continued delivery of power under long-term contract to the Comisión Federal de Electricidad (CFE).  The transaction is subject to regulatory approvals in Mexico and is expected to close by mid-year of 2008.  Commercial terms of the agreement are confidential.

“This transaction successfully concludes the strategic review we initiated over a year ago for our Mexican assets,” said Steve Snyder, president and CEO, TransAlta Corporation.  “By unlocking the value of these assets, TransAlta is continuing to execute its strategy of delivering consistent and sustainable shareholder value, through a balanced approach to portfolio optimization and growth investments focused on our core markets in the western U.S. and Canada, a stable and growing dividend, and share repurchases.”

The sale affects approximately 80 TransAlta employees, located in Mexico City and the Mexican states of Campeche and Chihuahua. “We are particularly proud of and grateful for the contributions our Mexican employees have made in providing safe and reliable power in Mexico.  We will work closely with InterGen, an experienced and respected power plant operator with assets in Mexico, to execute a timely and smooth transition process for employees," Mr. Snyder added.

Based on the Feb. 19, 2008 book value of the Mexican business, TransAlta expects to take a CDN$55 - $65 million ($0.27 - $0.32 per share) charge to its first quarter earnings to reflect the difference between the purchase price and book value of the business. TransAlta plans to use a significant portion of the proceeds to buy back shares.

Further information on the assets is provided in the attached backgrounder.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

InterGen is a global power generation firm with nine power plants representing an equity share of 5,235 MW of production capacity. InterGen plants and development projects are located in the UK, the Netherlands, Mexico, the Philippines and Australia.  Additionally, InterGen’s 428 MW Rijnmond II project, located in the Netherlands, is currently under construction.  InterGen is jointly owned by the Ontario Teachers' Pension Plan and AIG Highstar Capital II, L.P.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jess Nieukerk

Senior Advisor, Media Relations

Senior Analyst, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Email:  michael_lawrence@transalta.com

Phone:  (403) 267-3607

E-mail:  investor_relations@transalta.com

TransAlta’s Mexican Operations

TransAlta entered the Mexican power market in 1999, when it began reviewing options to grow its gas-fired generation fleet.  The company opened an office in Mexico City in 2000 and began commercial operations of its plants in 2003.  The company has a strong reputation as a responsible employer and for delivering safe and reliable power to its customer, the Comisión Federal de Electricidad (CFE).

TransAlta owns and operates 511 MW of power generation in Mexico and employs approximately 80 people at two power plants and one regional office.

TransAlta’s Campeche Plant

Ownership: 100%

Employees: 27

Net Capacity: 252 MW

Units: 1

Commercial Operation: 2003

Fuel: Gas/Diesel

Power Sales: Comisión Federal de Electricidad (CFE).

The Campeche power plant is TransAlta's first power plant in Mexico. It's a 252-megawatt (MW) combined-cycle gas- and diesel-fueled power plant located in the Mexican state of Campeche in the Yucatan Peninsula. It officially began commercial operations on May 27, 2003. The plant's electrical output is sold under a 25-year contract to Mexico's government-owned utility, the Comisión Federal de Electricidad (CFE).

TransAlta’s Chihuahua Plant

Ownership: 100%

Employees: 26

Net Capacity: 259 MW

Units: 2

Commercial Operation: 2003

Fuel: Gas

Power Sales: Comisión Federal de Electricidad (CFE).

Chihuahua is TransAlta's second power plant in Mexico. The 259-megawatt, combined-cycle gas-fired plant located just south of the Mexico/U.S. border near Ciudad de Juarez officially began commercial operations on Sept. 9, 2003. The plant's electrical output is sold under a 25-year contract to Mexico's government-owned utility, the Comisión Federal de Electricidad (CFE).